SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of May, 2003
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
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AMVESCAP PLC
662554
IMMEDIATE RELEASE  7 MAY 2003


                                   SCHEDULE 5

                         BLOCKLISTING SIX-MONTHLY RETURN

1. Name of company:                     AMVESCAP PLC

2. Name of scheme:                      AMVESCAP PLC TRIMARK ACQUISITION

3. Period of return:                    FROM: 11 OCTOBER 2002 TO 10 APRIL 2003.

4. Number and class of                  34,560,101 ORDINARY SHARES OF 25P EACH
   shares (amount of
   stock/debt security)
   not issued under scheme

5. Number of shares                     3,620,935 ORDINARY SHARES OF 25P EACH
   issued/allotted under
   scheme during period

6. Balance under scheme                 30,939,166 ORDINARY SHARES OF 25P EACH
   not yet issued/allotted
   at end of period

7. Number and class of                  65,988,401 ORDINARY SHARES OF 25P EACH
   share(s) (amount of                  LISTED ON 11 OCTOBER 2000.
   stock/debt securities)
   originally listed and
   the date of admission

Please confirm total number             794,465,764 ORDINARY SHARES OF 25P
of shares in issue at the               EACH.
end of the period in order
for us to update our records

Contact for queries:                    ANGELA TULLY
                                        TELEPHONE: 020 7065 3652

Person making return                    ANGELA TULLY - ASSISTANT COMPANY
                                        SECRETARY

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date   7  May, 2003                 By   /s/  ANGELA TULLY
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                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary